CASCADE TECHNOLOGIES CORP.
                         255 Newport Drive, Suite 358
                            Port Moody, BC  V3H 5K1


October 24, 2005

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C.20549

To: John Reynolds
      Assistant Director, Office of Emerging Growth Companies

CC: Susann Reilly
       Angela Halac

Re:  Cascade Technologies Corp.
       Registration Statement on Form SB-2
       File No. 333-124284
       Filed April 25, 2005

Dear Mr. Reynolds:

We have reviewed your comments and have responded in the following format; we listed your comments first and then our responses. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements. Also attached, please find a redline copy of the SB-2/A.


Prospectus Cover


1. Please specify the expiration date of the offering. Also note that any extension of the offering expiration would require a full update and distribution of the prospectus in accordance with the understanding made in Part II of the registration statement.


RESPONSE

We have appropriately revised the offering and set a date of August 30, 2006 for the expiration of the offering. The duty to update the prospectus should we change the expiration date is noted.

Prospectus Summary, page 5

   1. Concerning comment number five of our prior letter dated May 20, 2005 letter, include your response in its entirety in this section of the prospectus.


RESPONSE

The following section has been added under the prospectus summary:

"We feel that we are not a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We have a specific business plan and plan of operation, which is to sell semiconductors, electro-mechanical and passive components. We have also taken steps to implement our business plan. On
November 15, 2004, we entered into an agreement with Frank Ludtke, an experienced web developer based in Port Moody, Canada, to perform the initial site development work. Furthermore, our President, Bruce Hollingshead made a trip to China from April 14 2005 to April 22 2005 in order to interact with and solicit potential suppliers. Our Officers and Directors have numerous years of experience in the field of semiconductor and related component sales and are fully capable of successfully implementing our business plan. We exist for the purpose of pursuing the business plan set forth in the registration statement. Our management believes that by becoming a reporting company, we have a better opportunity to obtain the financing required to complete our plan of operations. It is not our intention, nor have we indicated anywhere in this registration statement, that our plan is to engage in a merger or acquisition with an unidentified company or companies. As a result, we believe we are not a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933."


   2. We note your response to comment number six of our prior letter dated May 20, 2005. Please disclose whether there will be a material difference between the warranties and other legal rights that you and your customers will have with regard to the products you sell and the warranties and legal rights of an authorized distributor of the product or a distributor with a formal franchise agreement with the manufacturer. In addition, consider whether it is appropriate to repeat, in a risk factor the definition of a "non-franchised stocking distributor" who buys and sells semiconductors and all related disclosure that we are requesting in this comment.

RESPONSE

The prospectus summary has been revised and now reads as follows:

"As a non-franchised distributor, our customers will be required to deal directly with us in relation to warranties on defective parts and will not have any rights or warranties with the original manufacturer. We have negotiated with our suppliers, however, warranty agreements similar to those issued by the manufacturer for the return of defective products by our clients. Therefore, we will be able to offer our customers a similar warranty."

Please note that due to the fact that we have, or will have, agreements with our suppliers for the return of defective parts sold to our customers, we do not believe the risk is material to us at this point. Please note revisions made to our business plan detailing our warranty policy.

Your Reliance on Information Contained in the Prospectus, page 8

   3. Please remove or revise the last two sentences of this section in view of the fact that you are required to amend the registration statement to reflect any material changes.

RESPONSE

The following sentence has been added to the end of this section:

"However, should we experience any material changes to our company, we will be required to amend this prospectus to reflect the material changes."


Directors, Executive /Officers, Promoters and Control Persons, page 16

   4. Indicate with what company Christine Thomas was a sales executive from July, 1998 to February 2003.

RESPONSE

This section has been clarified to show that Ms. Thomas is a sales executive with Pioneer Standard Electronics.

   5. Please disclose when Christine Thomas' employment with Pioneer Standard Electronics began.

RESPONSE

The disclosure has been clarified to reflect that Ms. Thomas has worked with Pioneer Standard Electronics from 1998 till February of 2003.

Business Overview, page 21

   6. This section of the prospectus, in many respects, appears promotional, rather than factual, and should be revised to remove all promotional statements, particularly in view of the absence of any operations, supply arrangements or business of any kind of this company since inception. We refer, primarily, to the disclosure on page 22 under "The Market." This information may not be appropriate under the circumstances of this company and we strongly suggest that it be removed.

RESPONSE

We have attempted to remove all promotional language. We have also removed, in its entirety, the section titled "the Market".


Our Business, page 21

   7. We repeat comment 22 of our prior letter dated May 20, 2005, which stated:

             "Please resolve all discrepancies between the disclosure in the prospectus and that on your website, beginning with which sentence states: `Cascade Technologies is a worldwide, independent distributor of electronic components, semi-conductors and other related products.' Throughout the website revise the verb tense if it gives an incorrect impression regarding whether or not you have begun specific activities. We will review the entire website after your revisions. At that time we may have further comment."

             For example, the first sentence under the "Company" section of the website has not been changed, even though your most recent filing states, in the second paragraph under "Business": "We are a development stage company who plans to be a non-franchised stocking distributor{ellipsis}."

RESPONSE

The website has been appropriately revised.



The Market, page 22

   8. We are unable to access the website, https://sia-online.org/downloads/SummaryNovember 2004.pdf, which you have referenced several times in the registration statement, including, but not limited to, the end of the first and third paragraphs of this section. We are also unable to access the website, http://wsts.www5.kcom.at/public/pressrelease/pr03-10.doc, which you have referenced in the second paragraph of this section. Please complete the following regarding each reference to each of the websites:

                    -      In  your response  to this letter explain why we are
                           unable   to   access   the  sites,  and  revise  the
                           registration statement, as appropriate;

                    - Disclose in the prospectus the specific location on the website of the information you have referenced;

RESPONSE

Please note that the section titled "The Market" has been removed from prospectus. However, the following link:
(https://sia-online.org/downloads/Summary_November2004.pdf)    remains  in  the
prospectus under industry overview. This link is assessable by us. We are unsure if, perhaps, the document may not be viewable by all networks. Therefore, the following has been added in the prospectus next to the link. "Please contact us for a paper copy of the Forecast Summary should you be unable to access the website." A copy of the Forecast Summary is hereby attached at the end of the response sheet. Also note that the information contained in the Forecast Summary is easily assessable as the summary sheet is only 2 pages long.

Industry Overview, page 22

   1. Disclose in detail how you anticipate that you will manage each of the risks involved in dealing with European and Asian sources, which risks you describe in the third and fourth paragraphs of this section. Discuss any guarantees you will provide and discuss your potential liabilities in connection with your sales of electronic components.
RESPONSE

This section has been revised and now reads as follows:

As an independent distributor, we will be forced to face the risks associated in dealing with Asian and European sources. We therefore plan on taking steps to manage those risks. Most Asian suppliers require payment before shipping or require a deposit at the time of the order. We have verbal agreements, however, with 6 different suppliers in Asia so that we will be able to obtain 30 day payment terms with no required deposit. There is no guarantee, however, that we will be able to obtain these favorable terms with other suppliers. Furthermore, as our agreements are verbal, there is no guarantee that these suppliers will honor our agreements. Should we be unable to obtain these terms, we may be forced to pay the deposit ourselves. This may result in an 8 -10 week period where our deposit will be tied up.

We will also have to deal with the risks involved with purchasing counterfeit parts. We plan on implementing steps to manage this risk. First, we plan on buying a vast majority of our parts directly from the manufacturer or a franchised distributor. We believe this will greatly lessen, if not eliminate, the risk of purchasing counterfeit parts. We also plan on taking steps to insure that other suppliers in our supply chain have purchased directly from manufacturers or from franchised distributors. For those suppliers that are not the manufacturer or a franchised distributor, we plan on negotiating 30 days terms with the supplier so that we have an opportunity to view and inspect the parts prior to purchase, and in some cases, allow our customers to install the parts prior to payment. Despite implementing these steps, we may still unwillingly purchase counterfeit parts which we would not be able to resell. Should this happen, the financial impact would be substantial as the components in this industry have a high average selling price. Such occurrence may, in fact, cause our business to fail.

As a non-franchised distributor, our customers will have no rights or warranties with the original manufacturer and will be required to deal directly with us on all warranty issues. We plan on having agreements with all our suppliers in regards to the return of defective parts that we plan on purchasing and reselling to our customers. This will allow us to issue a warranty on the products we plan on selling. At the present, we have negotiated warranties with 6 different suppliers in regards to the return of defective products. The terms of the warranty given by our suppliers, and the warranty we can subsequently issue to our customers is as follows: a 1 year warranty, from the date of purchase, guarantying that the parts are in good working condition and are free from any defects. This warranty will only cover the cost of the components. The warranty does not cover any labor costs associated with assembling the product or removing or replacing the defective component. This warranty is similar to those issued by franchised distributors and original manufacturers. As we are issuing the warranty directly, there is a chance that the supplier will refuse or be unable to honor the warranty. Should that happen, we will bear the risk and be responsible for the replacements costs of the defective parts in their entirety.

   2. The final paragraph under Industry Overview is industry jargon and should be deleted.

RESPONSE

This section has been appropriately deleted.

Our Products and Services, page 23


   3.     We repeat comment number 25 of our prior letter dated May 20, 2005.

RESPONSE

The following paragraph has been inserted:

"The manufacturers we intend to source products from generally have 2 or 3 authorized franchised distributors per continent. In some cases, these distributors are global companies and have worldwide franchises from these manufacturers. In Asia, where the market is much more competitive, a manufacturer may have 5-6 franchised distributors for there products. Generally, these manufacturers try to discourage their franchised distributors from selling parts to non-franchised distributors as they feel adds no value in the supply channel. Ultimately, however, they cannot control who the distributor decides to sell the parts to. Most of the time, the franchised distributor will sell to non-franchised distributors even though they are aware that his non-franchised distributor will turn around and sell the parts for a profit."


   4. Disclose your response to comment number 26 of our prior letter dated May 20, 2005, that you have no written contracts.

RESPONSE

The following has been added:

"To date, we have no written contracts with any party."


Government Regulation, page 26
Compliance with EAR, page 26

   5. Clarify the effect on your business of not purchasing any products that require a license from the Bureau of Industry and Security, U.S. Department of Commerce.

RESPONSE

The following paragraph has been revised and reads as follows:

"We believe that approximately 1-2 percent of products requested from our customers may require a license. At this time, however, we plan on turning down any orders that require a license for export as we feel that filling such orders is cost prohibitive and time consuming. Most of the components that require a license to export are military in nature. We do not plan on marketing to, or soliciting orders from, foreign governments or military organizations that would purchase such components. We may receive requests for certain components that are deemed "dual use" components. Dual use components are those parts that have both a commercial as well as a military use. An example of dual use components include those parts used in radar systems and guidance systems. These parts may be restricted for export and require a license. We do not expect the request for these components to be more than 1-2 percent of our total opportunities. At this time, we do not plan on filling these orders. We believe our decision not to source products that require a license will have minimal impact on our business."


Reports to Security Holders, page 29

   6. Please provide the Commission's new address, which is: 100 F Street, N.E., Washington, DC 20549.

RESPONSE

The change in address has been appropriately revised.

   7. Please clarify the last sentence of this section that all of the company's filings and reports with the Commission are available on the SEC website.

RESPONSE

The section has been appropriately revised.

Plan of Operations, page 29

   8.     Update this entire section.


RESPONSE

This section has been appropriately revised.


   9.     Discuss  in  detail  what  you mean by the following statement in the
          first paragraph of this section:   "We have secured relationship with
          6 potential suppliers for future sales (our emphasis)."

RESPONSE

The following section has been added:

"We feel we have secured relationships with 6 potential suppliers for future sales. We have established verbal agreements with these 6 suppliers in regards to warranty issues, shipping costs and issues, estimated response times on quotes for parts, and potential price discounts should our sales reach certain milestones. At this time, all agreements with suppliers are verbal. Though we fully believe these suppliers will honor our agreements, there is no guarantee that they will."





Designated Security/Penny Stock, page 31

   10. Please remove from this section the clause, "if such $5.00 minimum bid price is not maintained," because it inaccurately implies that you will definitely, at some time, have a $5.00 minimum bid price that needs to be maintained.

RESPONSE

This clause has been appropriately removed and the section has been revised.

Interim Financial Statements for the nine-months ended May 31, 2005 Statement of operations, F-23

   11. Please remove the interim statements of operations for the three months ended May 31, 2005 and 2004. Registration statements require interim financial statements for the year-to-date periods only, in this case, the nine-months ended May 31, 2005 and 2004.

RESPONSE

Other

   12. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

RESPONSE

A current consent is included.

Should you have any other issues or questions in regards to the responses and the amended SB-2, please do not hesitate to call Adam U. Shaikh, Esq. at (702) 296-3575.

Thank you for your prompt response.

Very truly yours,

/s/Bruce Hollingshead
---------------------
   Bruce Hollingshead
   President